Exhibit (a)(5)(xlii)

ENGLISH TRANSLATION OF INTERVIEW OF HENRIQUE GRANADEIRO

WITH EXPRESSO NEWSPAPER

Date: January 20, 2007

By: Christiana Martins and Nicolau Santos. Photos: Tiago Miranda

Henrique Granadeiro, CEO of Portugal Telecom

“If Belmiro wins, he will lead in his style. Until then, I lead.”

Q.                     Is the launch of this tender offer the worst thing that could have happened to PT? Doesn’t the defense strategy of high dividend distributions compromise the growth of the company?

A.                    This tender offer requires a financial commitment to the investors that uses cash that would otherwise be more easily oriented toward the strategy of growth in the geographical areas that we choose as priorities: Brazil and Africa and possibly some areas of Asia, around our stake in Macau.

Q.                     Will international growth be slower and financed with more debt?

A.                    No, but it will require more debt and other forms of financing.

Q.                     So, it was bad for PT?

A.                    It wasn’t good or bad. It is a normal capital markets transaction. If you walk in the rain, you get wet. We are not going to vilify the operation or Sonaecom.

Q.                     Were you surprised by Sonaecom not increasing the offer?

A.                    In order not to increase the price, they first invoked the pension fund deficit, then the poor performance of the company, and third, the synergies affected by the application of the remedies. In the final prospectus, references to the pension fund and synergies disappeared. It is an issue of performance. The company that launched the tender offer, in the third quarter, has practically all indications of failing. When compared with our indicators, Sonaecom’s are much worse.

Q.                     Before the tender offer, PT shares were around 8.7 Euros. If the tender offer were not carried out, what would be the value of PT shares?

A.                    The index increased in value 25% and there is no reason for PT to be valued less.

Q.                     Then why didn’t the market recognize this value before the tender offer?

A.                    It was a pessimistic year for the market, and the tender offer was launched at the lowest point of the PT trading price.

Q.                     What will happen to PT shares if the tender offer fails?

A.                    Our alternate proposal involves the payment of over 40% of PT’s value to the shareholders in 2007. I do not know if there will be any fall in the share price if the tender offer is unsuccessful.

Q.                     The spin-off of PT Multimédia downgraded PT by creating competition…

A.                    For investors, what comes out of the right pocket goes into the left.

Q.                     Yet, what about the activity of the company?

A.                    This is true, but investors receive exactly the same, as PTM is an extremely desirable company.

Q.                     Is it a questionable industrial strategy…

A.                    No, the sector changed. It is not a question of industrial cannibalism. With the evolution of technology, PTM ceased to be complementary and became competition. Beginning next week, for example, it is beginning to offer voice services. We are going to increase competition significantly.

Q.                     Isn’t it a little appealing just to remember the competition after the tender offer?

A.                    From a technological perspective, the operation was not advisable a year ago. I do not propose a spin off because I am pressed. The best way to protect the shareholders’ interests is not to stop competition. With or without a tender offer, I would carry out this transaction.

Q.                     Would you prefer that the operation be decided in the market instead of being in the shareholders’ meeting…

A.                    The market is going to decide via the shareholders’ meeting, where the shareholders’ decision-making capacity is exercised. The idea that a group that can be organized is going to prevent other shareholders from speaking their minds is deceiving. The market decides equally in the shareholders’ meeting or in the acceptance, or not, of the orders to sell. Those are the both decisions of the market.

Q.                     If the removal of protections from the bylaws is approved, does the tender offer win?

A.                    The shareholders are the same. If they make it viable to amend the bylaws to remove protection mechanisms by a two-thirds vote, it is evident that the operation is guaranteed since the condition of success of the tender offer is to obtain 50% plus one share.

Q.                     So, the last opportunity to impede the tender offer is the vote to remove the protections from the bylaws?

A.                    In theory no, but in practice, yes. What I cannot agree on is the term “impede the tender offer.” It is called deciding on the tender offer. It is not any bureau’s decision. You could say that if the operation had been rejected by the Autoridade da Concorrência [Competition Authority] or if it had not been registered by the Comissão do Mercado de Valores Mobiliários [Portuguese Securities Market Commission]. That is not what happened. There will be a market decision in the shareholders’ meeting. All the shareholders are called to speak their minds and decide. However, if two-thirds of the shareholders decide to make the tender feasible, voting to remove the protections from the bylaws, and knowing the majority of success of the operation is less than the majority of the removal of protections, from the theoretical perspective, there could still be another result, but in practice there will not be. I would be surprised if that happened.

Q.                     Did you always feel supported by the shareholders?

A.                    I don’t have to ask for the shareholders’ support. I was chosen by the shareholders and now I have to report to them. I must not, nor do I want to, organize any voting association. I would not do it because it goes against my liberal convictions and against my legal and fiduciary responsibilities to all the shareholders. I did not ask any shareholder to vote in line with my opinions and also did not ask how they were going to exercise the voting rights. In the first vote to consider the tender offer, there were two abstentions, in the second two absences, in the third, last week, all board members were represented and the decision was made that will be substantiated in our reply document. Therefore, I have the comfort of a board of directors that made a unanimous decision on this matter.

Q.                     You must be facing a dilemma. To maximize the value of the company, it is essential to remove the protections from the bylaws. However, if the protections from the bylaws are removed, the tender offer will be viable. Are you for or against the removal of the protections?

A.                    I do not have to make a declaration on this issue. The bylaws of the company are what they are and I was chosen based on them. It is an issue for the shareholders. What is not lacking in this country are companies with bylaws with protection mechanisms.

Q.                     Would PT be more valuable without the protections?

A.                    I don’t know, nor do I have to know. It is not an issue that is assigned to me.

Q.                     Didn’t you see as a lack of support the sale of Patrick Monteiro de Barros’ share or the reduction of Colonel Luís Silva’s position?

A.                    I was chosen for a mandate, with adversities and support, and I will carry it to the end. I am not a person to leave anything unfinished. It is true that the company’s shares always have an owner. Some will come and some will go, some symbolic like Telmex. There are investors who say that where Telmex puts a dollar, they put another one. Joe Berardo and Ongoing were others. If you count the ones that left and compare [them] to the ones that came in, you will see that the ones that left are a small portion of the ones that came in.

Q.                     When will the shareholders’ meeting be held?

A.                    I already summoned the board of directors for Wednesday of next week, which is responsible for discussing the agenda and requesting that the chairman of the general meeting of the shareholders call a meeting of the shareholders, and the chairman of the general meeting will have 15 days to decide.  That is Menezes Cordeiro, perhaps the greatest corporate law specialist. However, remember that the bidder also has the opportunity to request the convening of the shareholders’ meeting with 5% of the votes. This is, however, a matter subject to debate. It is not clear that we can call the meeting because there are legal arguments that I should not call the meeting because the tender offer is hostile. Others suggest that since the company is being managed subject to legal conditions, I must take all actions to end this situation. The board will deliberate in one way or another. My opinion is easy to guess.

Q.                     Your predecessor wanted to have a hard core of shareholders built. He left without doing so. Do you feel a lack of shareholder stability?

A.                    There are notions that become fashionable, yet do not conform to my training. I don’t know what this hard core is, nor national champions, or standard-bearer companies. I am not concerned about building a hard core, because I doubt that it is consistent with current law. Similar to Telefónica, these companies tend to count on professionalized management bodies, with very clear and objective strategic plans organized for the shareholders. And the more shareholders who rally around these plans the better.

Q.                     What cost you most being used as an argument in these 11 months: the destruction of the myth of Vivo’s success or the deficit in PT’s pension fund?

A.                    There were three reasons invoked to devalue the company: PT’s performance, the problem of synergy, which was completely absent in the final prospectus, and the problem of the pension funds. Vivo had problems, some of which I already solved.

Q.                     Sonaecom says that you are copying their strategy.

A.                    If you compare the indicators, you will see that I have nothing to learn from Sonaecom.

Q.                     Do Paulo Azevedo and his team have the necessary structure to manage PT?

A.                    They have 100 less people at Optimus than we do at TMN. They have a structure; what they lack is results.

Q.                     They only have the capacity to manage TMN?

A.                    I am not fighting against with Sonaecom. You are not going to see a war as happened with other tender offers. With me, the game is clean.

Q.                     You began your debate more diplomatically and then became more aggressive.

A.                    Not aggressive, but vehement.

Q.                     Will your friendship with Paulo Azevedo endure?

A.                    I don’t see a reason why it won’t endure, still friends, but business apart.

Q.                     Why didn’t you ever suggest a competing takeover bid?

A.                    I don’t have to explain this. Since the board of directors thought that this tender offer did not serve the interests of the shareholders, I had to present an alternative.

Q.                     Will the partnership with Telefónica continue?

A.                    We have a good relationship - some strategic and management mistakes were probably made, which explains the decline of Vivo. But it’s like divorces: there is never just one guilty party.

Q.                     Is the management going to resolve the problem of Médi Télécom in Morocco as Paulo Azevedo requested?

A.                    We have to conduct our activities based on our current shareholders and not on the bidders. We know very well what we have to do. If Belmiro wins the tender offer, he will lead in his style. Until then, I will lead according to my style.

Q.                     Do you feel like a beggar?

A.                    I am the one giving money to shareholders.

“My differences with AdC are substantial”

“The AdC model is theoretical, impractical and uncontrollable,” says Henrique Granadeiro, and he reminds us that there are four regulators, and he did not have problems with Anacom or ISP.

Q.                     PT emerges in this process as the company that complained and was in conflict with the regulators, be it with the Autoridade da Concorrência [(AdC) Competition Authority] or with the CMVM, which presented a criminal complaint against PT. Was this strategy correct?

A.                    There are four regulators, and there was no incident with Anacom or with Instituto de Seguros de Portugal. My differences with the Competition Authority are substantial. I was always available to cooperate with the Competition Authority but did not have the opportunity to do so outside of the procedural moments in which PT was permitted to make declarations. However, I do not want to shy away from confirming that I disagree absolutely with the model that the Competition Authority used to decide on this transaction, which I consider theoretical, impractical and uncontrollable. I believe that a decision that has a secret clause as was revealed by the CMVM, and which in addition to this has 160 other confidential clauses on subjects that are not business secrets, is not a transparent process and this is what separates me from the Competition Authority.

Q.                     Was the CMVM also partial?

A.                    The CMVM decided to turn this issue over to the courts, and I will not say a word as long as the courts have not spoken. I have the greatest respect for the CMVM. I have cooperated with everything that is in my reach for the better functioning of this transaction, which, being complex and unique in the Portuguese market, makes everyone a little nervous. Yet, there are things we can disagree over, and I am not renouncing disagreement. I believe that on this matter there must be the maximum legal security and the maximum transparency, and the issue that opened the difference between PT and CMVM was the disclosure of the study invoked by the bidder and was reflected in 10% of the value of PT. We believe that this is a relevant matter which should have been disclosed to the investors and still today we do not understand why this study is still a secret. The CMVM says that PT is right in the assumptions on which it is proceeding, and the same for Sonaecom, but we cannot both be right. This alleged Solomonic decision cannot work because between our two visions, 10% of the value of PT is at issue. This question must be put to the consideration of the shareholders for the transparency of the market. The SEC says that that the information must be true and complete and I believe that, on this subject, this rule was not followed.

Q.                     Belmiro de Azevedo said this week that France Télécom’s share in Sonaecom is to continue in the future. Should the CMVM have gone further on this subject?

A.                    We raised the issue and the CMVM already made a decision. The future will tell if it was a good decision.

More Debt, Less Taxes

In the first response to the tender offer, the management advises the shareholders to reject the operation, and in the second, they reject the €9.50. Granadeiro explains that there was not any change in attitude. “There was the problem of the pension funds and the commitment to the workers, the level of indebtedness and its effect on the payment of taxes, the investment in innovations and knowing whether consumers will win or lose with the tender offer.” He says that “the amount offered is low and the synergies created are not shared with the investors, which do not receive any control premium.” On the quotes, he recalls that “PT had, until one month ago, an average quote of 9.70 Euros, with highs of 10.40 Euros and had always traded over 10 Euros lately.” He explains that “There were rumors that could increase the stock, and there were others that intended to reduce it. The assertions of Sonae managers that we had a deficit of €1.3 billion in the undercapitalized pension fund, as well as the rumors that our performance is always lower than expected and the comments about the 9 cent difference in the dividend, are likely to influence the stock. I think any interpretation that this valuation is merely supported by rumors is ridiculous.”

“The shareholders’ meeting is the last opportunity to impede the tender offer.”

The PT board of directors met on Wednesday to discuss calling the shareholders’ meeting, which will vote to remove the protections from the bylaws. “It is not worth plotting. We are on the path of a voluntary meeting summons because this situation of management subject to legal conditions is not what serves our shareholders best,” confirms the PT president in an interview with Expresso. And he adds: “We are giving proof of good will by taking this path, which is not mandatory. But don’t make us skip steps.” And, in response to the interview of Belmiro de Azevedo on RTP, he confirms: “I understand that he may have changed [his] opinion about me, but I maintain admiration for the work that he did. I am a friend of Paulo Azevedo, a tireless worker with a great capacity for learning.” António Carrapatoso, president of Vodafone, rejects another charge of Belmiro: “We do not have any plot, explicit or implied, with TMN. And this can only be a way for Belmiro to explain the lesser success they have had with Optimus.”

This document is a translation of the Portuguese original.  In case of any discrepancy with the Portuguese original, the original version controls.